UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2026

Luis F. Visoso
Executive Vice President and Chief Financial Officer
Sandisk Corporation
951 Sandisk Drive
Milpitas, California 95035

Re: Sandisk Corporation
Form 10-K for the Fiscal Year Ended June 27, 2025
File No. 001-42420

Dear Luis F. Visoso:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 27, 2025

Notes to Consolidated Financial Statements
Note 9. Segment Reporting, page 82

1. Please describe how you determined the significant segment expense categories required to be disclosed by ASC 280-10-50-26A. As part of your response, address the following:
   - Tell us which captions presented in the segment reporting note are significant expense categories and which are amounts of other segment items. If you present multiple captions that represent other segment items, please revise your disclosure to combine such captions into an amount of other segment items with an accompanying qualitative description of its composition. In this regard, you appear to report separate captions of gains and income. Refer to ASC 280-10-50-26A and 26B.
   - Tell us and disclose what expenses comprise the "Operating expenses" caption you report in the segment note. If the "Operating expenses" caption includes multiple expense captions from the consolidated statement of operations, please tell us why they are combined, whether the CODM is regularly provided with expense information on a more disaggregated basis than reported, and how you determined this was the level at which significant segment expenses were required to be

disclosed.

- Tell us what consideration you gave to using naming conventions for captions in the segment reporting note that would clearly distinguish them from other captions reported elsewhere in your filing. For example, we note you report amounts for “Costs of revenue” and “Operating expenses” in the segment reporting note that differ from amounts for those same line items or subtotals presented on the face of your consolidated statements of operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bernard Shek